UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29564/ January 12, 2011

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In the Matter of                       :
                                       :
OPPENHEIMER PRINCIPAL PROTECTED        :
    TRUST                              :
OppenheimerFunds, Inc.                 :
6803 S. Tucson Way                     :
Centennial, CO 80112                   :
                                       :
(811-21281)                            :
                                       :
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ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Oppenheimer Principal Protected Trust filed an application on
December 2, 2010, requesting an order under section 8(f) of the
Act declaring that it has ceased to be an investment company.

On December 16, 2010, a notice of filing of the application was
issued (Investment Company Act Release No. 29541). The notice
gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be
issued unless a hearing was ordered. No request for a hearing
has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of
the information set forth in the application, that applicant has
ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's
registration under the Act shall forthwith cease to be in
effect.

For the Commission, by the Division of Investment Management,
under delegated authority.

                                    Elizabeth M. Murphy
                                         Secretary